Ultralat Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultralat Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue Suite 1020
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer — 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Juan Pablo Galan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultralat Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECA LOPEZ
MY COMMISSION # GG 176071
EXPIRES: January 17, 2022
Bonded Thru Notary Public Underwriters

Signature

CEO/President

Title

Notary Public Rebeca Lopez

State of Florida County of Miami-Dade

The foregoing instrument was acknowledged before me this ___ day of February 20 19

By Juan Pablo Galan

Personally known ___ OR produced identification 9453-420-71-3?

Type of identification produced FL DR License

NOTARY NAME HERE, Notary Public 01/17/2022

My Commission Expires Rebeca Lopez

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S



KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Ultralat Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ultralat Capital Markets, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ultralat Capital Markets, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ultralat Capital Markets, LLC's management. Our responsibility is to express an opinion on Ultralat Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ultralat Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Ultralat Capital Markets, LLC's auditor since 2006.

Miami, Florida
February 25, 2019

Praxity MEMBER

ULTRALAT CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 4)	$	1,693,195
SECURITIES OWNED AT FAIR VALUE (NOTES 3 and 4)		2,493,418
RECEIVABLE FROM BROKER (NOTE 4)		14,178
DEPOSIT AT BROKER (NOTE 4)		150,000
PROPERTY AND EQUIPMENT, NET (NOTE 5)		210,110
OTHER ASSETS (NOTE 6)		230,198
	$	4,791,099

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	285,079
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 8)		
MEMBER'S EQUITY		4,506,020
	$	4,791,099

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

UltraLat Capital Markets, LLC (formerly UltraLat Capital Markets, Inc.) (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Colombia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

Effective April 1, 2018, the shareholders of Company entered into a contribution and assignment agreement, whereby they exchanged their ownership in the Company for ownership in a newly created entity, Ultralat Group, Inc. (Group). Simultaneous with the exchange, the Company converted from a corporation to a Florida Limited Liability Company and became a wholly owned subsidiary of Group. Group is a wholly owned subsidiary of Ultra Holdings Group, Inc. (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	5-6 years
Office equipment	2-5 years

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals. Matching contributions to the Plan for the year ended December 31, 2018 totaled $28,513 with $28,513 due at year-end.

Income Taxes

Commencing April 2018, the Company is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on Group's income tax return and thereafter, there is no provision for income taxes included in the accompanying financial statement, as Group does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

Use of Estimates in the Preparation of the Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Principle

Effective January 1, 2018, the Company adopted Accounting Standards Updated ASU 2014-09, *Revenue from Contracts with Customers* which has been codified in Accounting Standards Codification ("ASC") Topic 606. The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements. The Company elected to apply the new revenue guidance using the modified retrospective method as of January 1, 2018 to all contracts that were not completed contracts at that date. The adoption of ASU 2014-09 resulted in no material effect on the Company's 2018 financial statement.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2018, the Company's "Net Capital" was $4,016,275 which exceeded requirements by $3,916,275. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.07 to 1 at December 31, 2018.

NOTE 3.   FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
U.S. Treasuries	-	$1,984,568	$ -	$1,984,568
Corporate bonds	-	508,850	-	508,850
Total	$ -	$2,493,418	$ -	$2,493,418

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2018, the deposit at broker, the receivable from broker, the securities owned, and $1,609,365 of cash and cash equivalents are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consisted of the following:

Furniture and fixtures	$	251,114
Office equipment		389,413
Leasehold improvements		337,084
Website development		27,050
Artwork		19,882
		1,024,543
Less: accumulated depreciation and amortization		814,433
	$	210,110

NOTE 6.   LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2022. The office facility lease is guaranteed by a related party (Note 7). The Company has a security deposit held by the landlord in the amount of $100,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with the Affiliate for its foreign office facility in Bogota, Colombia, expiring in 2023.

The Company is also obligated under a non-cancelable equipment lease expiring in 2019. The approximate minimum annual lease commitments for years subsequent to December 31, 2018 are as follows:

2019	$	265,000
2020		274,000
2021		284,000
2022		294,000
2023		11,000
	$	1,128,000

NOTE 7.   RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has a sub-clearing agreement with a Colombian broker dealer, which is the sole stockholder of the Parent (the Affiliate). The Affiliate introduces foreign customers to the Company in exchange for approximately 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers. At December 31, 2018, the Company owed referral fees to the Affiliate of $220.

Office Lease

The Company's office lease has been guaranteed by the Affiliate. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $100,000.

Expenses Paid on Behalf of Affiliate

During the year, the Company paid certain expenses on behalf of its affiliate, UltraAdvisors (UA). At December 31, 2018 UA owed the Company $11,823, which is included in other assets on the statement of financial condition.

NOTE 8.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

The Company does not believe that these matters will have a material adverse effect in the Company's financial statement.

NOTE 9.   UPCOMING ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate). The new lease guidance has caused significant changes to the way leases are recorded, presented and disclosed in our financial statements. Upon adoption, the Company recognized a lease liability of approximately $1,040,000, with an offsetting ROU asset of approximately $920,000, and an approximate $120,000 reduction of deferred rent resulting in no impact to equity. The effects on the results of operations are not expected to be significant.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2019, the date these financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.